FORUM FUNDS II

INVESTMENT ADVISORY AGREEMENT

Appendix A

Fund	Fee as a % of the Annual Average Daily Net Assets of the Fund	Effective Date
Acuitas US Microcap Fund	1.25%	June 30, 2020

IN WITNESS WHEREOF, the parties hereto have caused this Revised Appendix A to be duly executed all as of March 27, 2020.

FORUM FUNDS II

/s/ Jessica Chase
Jessica Chase
President, Forum Funds II

ACUITAS INVESTMENTS LLC

/s/ Dennis Jensen
Dennis Jensen
Partner, Director of Research